December 26, 2018

Kathleen T. Karloff
Chief Executive Officer
INVO Bioscience, Inc.
407 Rear Mystic Avenue, Suite 34C
Medford, Massachusetts 02155

       Re: INVO Bioscience, Inc.
           Registration Statement on Form S-1
           Filed December 20, 2018
           File No. 333-228928

Dear Ms. Karloff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Scott Museles, Esq.